Item 77D

SCUDDER STRATEGIC MUNICIPAL INCOME TRUST

Scudder Strategic Municipal Income Trust changed its name-related investment policy. Prior to July 31, 2002, the Fund's policy stated that, during normal market conditions, at least 80% of the Fund's net assets will be invested in municipal securities. The strategy was revised as follows: Under normal circumstances, at least 80% of the Fund's net assets, plus the amount of any borrowings for investment purposes, will be invested in municipal securities.